Filed pursuant to Rule 424(b)(3)

Registration Statement 333-135096

PROSPECTUS

13,947,958 Shares of Common Stock

This prospectus relates to the offer and sale, from time to time, of up to 13,947,958 shares of our common stock by the selling security holders listed in the section beginning on page 16 of this prospectus, 2,608,695 shares of which are issued and outstanding, and 11,339,263 shares of which are issuable upon conversion of the 3% Senior Secured Convertible Note, or the Note, in the principal amount of $25,000,000 issued on May 19, 2006 to Pfizer Inc. and the related quarterly interest payments, which we are entitled to make, subject to certain limitations, using shares of our common stock.

The Note was issued pursuant to a Note Purchase Agreement with Pfizer Inc., dated May 5, 2006. The 2,608,695 shares of outstanding common stock were originally issued pursuant to a Stock Purchase Agreement, dated November 14, 2002, and are being registered herein pursuant to the terms of the Note Purchase Agreement. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling security holders.

The holder of the Note may convert the Note and the accrued but unpaid interest into shares of our common stock at any time prior to the close of business on May 19, 2010 at a conversion price of $2.7048 per share, subject to adjustment in specified events. In addition, quarterly payments of interest on the Note may be made, at our election, using shares of common stock valued at 90% of the average of the last reported sale price of our common stock on the Nasdaq National Market for the five consecutive trading days ending on the trading day immediately preceding the due date of the applicable interest payment. For purposes of this prospectus, the number of shares of common stock issuable upon payment of quarterly interest payments has been estimated based on the last reported sale price of our common stock on the Nasdaq National Market for the five consecutive days immediately prior to the date of the Note Purchase Agreement.

The Note is secured by a first priority security interest in favor of Pfizer in certain of our assets related to our HIV testing business.

The selling security holders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling security holders may sell their securities in the section titled “Plan of Distribution” on page 17.

Our common stock is currently traded on the Nasdaq National Market under the symbol “MGRM.” On June 23, 2006, the last reported sales price for our common stock was $1.74 per share.

Investment in our common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 23, 2006.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about the company and this offering, the following summary may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 2, the financial statements and related notes, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Monogram Biosciences, Inc. Reference to “selling security holders” refers to those stockholders listed herein under Selling Security Holders, who may sell shares from time to time as described in this prospectus.

Monogram Biosciences, Inc.

We are a life sciences company committed to advancing personalized medicine and improving patient outcomes through the development of innovative molecular diagnostic products that guide and target the most appropriate treatments. Through a comprehensive understanding of the genetics, biology and pathology of particular diseases, we have pioneered and are developing molecular diagnostics and laboratory services that are designed to:

•	enable physicians to better manage infectious diseases and cancers by providing the critical information that helps them prescribe personalized treatments for patients by matching the underlying molecular features of an individual patient’s disease to the drug expected to have maximal therapeutic benefit; and

•	enable pharmaceutical companies to develop new and improved anti-viral therapeutics and targeted cancer therapeutics more efficiently and cost effectively by providing enhanced patient selection and monitoring capabilities throughout the development process.

We are a leader in developing and commercializing innovative products that help guide and improve the treatment of infectious diseases, cancer and other serious diseases. Our goal with personalized medicine is to enable the management of diseases at the individual patient level through the use of sophisticated diagnostics that permit the targeting of therapeutics to those patients most likely to respond to or benefit from them, thereby offering the right treatment to the right patient at the right time.

Monogram’s PhenoSense™ and GeneSeq™ products provide a practical method for measuring the impact of genetic mutations on human immunodeficiency virus, or HIV, drug resistance. This information is used to optimize various treatment options for the individual patient. We currently market several products directed at patients with HIV infection and have a number of additional assays that are in use by pharmaceutical companies in their clinical trials of new drugs that could, in time and if these new drugs are approved for use, provide additional valuable information to physicians in aiding the management of their patients’ disease progression.

Over the last several years, we have built a business based on the personalized medicine approach in HIV drug resistance testing. We now seek to leverage the experience and infrastructure we have built in the HIV market to the potentially larger market opportunity of cancer utilizing our proprietary eTag™ technology, acquired through our merger with ACLARA Biosciences, Inc. or ACLARA, that was completed in December 2004.

We incorporated in the state of Delaware on November 14, 1995 and commenced commercial operations in 1999. Our principal executive offices are located at 345 Oyster Point Blvd., South San Francisco, CA 94080. Our telephone number is (650) 635-1100.

RISK FACTORS

Investment in our shares involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below, which we believe are the material risks we face, before purchasing our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occurs, the trading price of our common stock could decline, and you might lose all or part of your investment.

We have not achieved profitability and we anticipate continuing losses, which may cause our stock price to fall.

We have experienced significant losses each year since inception, and we expect to continue to incur additional losses as we complete the development of the eTag technology and commercialize products for oncology. We have experienced losses applicable to common stockholders of $3.4 million for the three months ended March 31, 2006. As of March 31, 2006, we had an accumulated deficit of approximately $228.6 million, including a charge in 2004 of $100.6 million for in-process research and development related to our merger with ACLARA. We expect to continue to incur losses, primarily as a result of expenses related to:

•	research and product development costs, including the continued development and validation of the eTag technology and products based on that technology;
•	clinical studies to validate the effectiveness of eTag assays as tests for responsiveness of cancer patients to particular cancer therapies;
•	sales and marketing activities related to existing and planned products, including the development of a sales organization focused on the oncology market;
•	additional clinical laboratory and research space and other necessary facilities;
•	general and administrative costs to support growth of the business;
•	charges for stock-based compensation resulting from the implementation of SFAS 123R in the first quarter of 2006; and
•	charges for vacating and subleasing the former ACLARA facility in Mountain View, California that are in excess of the restructuring liability at March 31, 2006.

If our losses continue, our liquidity may be impaired, our stock price may fall and our stockholders may lose part or all of their investment.

New entry inhibitor drugs for treatment of HIV may not be successful in clinical trials, trials may be terminated and if successful, the drugs may not require our testing services when approved. If the drugs are approved by FDA and require our testing services, we may not be able to adequately meet the demand for these services in all markets.

Our testing services, including our HIV Co-Receptor Tropism Assay, have been used by certain pharmaceutical company customers in phase III clinical trials of the new class of CCR5 Entry Inhibitor drugs. One of these trials was initiated by a pharmaceutical company customer in late 2004 and was a significant source of revenue in 2005. This trial is ongoing. An additional phase III trial was initiated by a second pharmaceutical company customer in July 2005, although in October 2005 this trial was terminated as a result of observed liver toxicity in the Phase III trial and related Phase II trial. Testing for a third phase III trial sponsored by a third pharmaceutical company customer was anticipated in the fourth quarter of 2005, although in this case a related phase II trial was terminated in October 2005 by the same customer due to a return of detectable virus in some patients late in therapy compared to the control regimen, and the timing for the phase III trial is not known. The use of our testing services in these programs generated additional pharmaceutical testing revenues in 2005 and is expected to do so in 2006. Pfizer, the customer whose phase III trial was initiated in late 2004 and is ongoing, accounted for 19% of our total revenue for the year ended December 31, 2005 including revenue related to the phase III trial. As additional patients are screened and enrolled in these trials, this could continue to be an important source of pharmaceutical testing revenues and if the drugs get approved this could also be a source of future patient testing revenues. However, the progress of such clinical trials and the likelihood of trials being successful and the drugs receiving FDA approval are subject to significant uncertainty and are determined by factors outside of our control. Difficulties encountered by our pharmaceutical company customers related to patient enrolment, drug performance, regulatory considerations and other factors could cause the trials to be delayed or terminated, as has already happened as described above. If additional such events occurred, our pharmaceutical testing revenues would be adversely affected and could decline. If safety or efficacy concerns arise related to the entire class of CCR5 Entry Inhibitor drugs, all clinical trials related to this class of drugs could be terminated, which would abruptly and negatively impact our revenues. There is also no guarantee that our testing services will be required or used by physicians if the drugs are approved by the FDA. If such use does not develop after approval then these drugs will not generate significant future patient testing revenues. If the drugs are approved and our testing services are required for these drugs, we may not be able to deliver our testing services on a global basis in support of the drugs, which could damage our market position, adversely affect our business, and cause our revenues to decline.

We derive a significant portion of our revenues from a small number of customers and our revenues may decline significantly if any major customer cancels, reduces or delays a purchase of our products.

Our revenues to date consist, and are anticipated to consist in 2006, largely of sales of HIV testing products. We have significant customer concentration and the loss of any major customer or the reduced use of our products by a major customer could have a significant negative impact on our revenue. For the three months ended March 31, 2006 and 2005, approximately 18% and 25%, respectively, of our revenues were derived from tests performed for the beneficiaries of the Medicare and Medicaid programs. Additionally, Pfizer Incorporated represented approximately 33% and 11% and Quest Diagnostics Incorporated represented approximately 8% and 13% of our total revenue for the three months ended March 31, 2006 and 2005, respectively. Gross accounts receivable balances from Medicare and Medicaid represented 29% and 33% of gross accounts receivable balance at March 31, 2006 and December 31, 2005, respectively. It is likely that we will have significant customer concentration in the future. Following our entry into a Collaboration Agreement with Pfizer in May 2006, and the amendment of our services agreement with Pfizer, we expect Pfizer’s significance as a customer will grow. Although certain of our agreements with pharmaceutical company customers have provisions for minimum purchases, these provisions are generally subject to annual renewal or cancellation provisions. The loss of any major customer, a slowdown in the pace of increasing physician and physician group sales as a percentage of sales, cancellation or non-renewal of agreements with pharmaceutical company customers, the delay of significant orders from any significant customer, even if only temporary, or delays or terminations of clinical trials by pharmaceutical company customers, could have a significant negative impact on our revenues and our ability to fund operations from revenues, generate cash from operations or achieve profitability.

We may be unable to perform under our collaboration agreement with Pfizer, which could adversely affect our business.

Our collaboration agreement with Pfizer requires us to make our co-receptor tropism assay available in the United States and to perform the assay for Pfizer in accordance with agreed upon performance standards. We are also obligated to undertake certain efforts to plan for, establish and maintain an infrastructure to support the availability of the assay in countries outside the United States designated by Pfizer.

We have never been subject to breach remedies in the case of failure to meet performance standards like those in the Pfizer collaboration agreement, and we may be unable to meet them. The performance standards include standards regarding shipment times, assay turnaround times, percent of unscreenable samples and assay sensitivity. In addition, patient blood samples originating outside the United States will be included in the overall performance standards. We anticipate that under the collaboration agreement we will receive patient samples from countries and laboratories that we have not previously dealt with although individual sites and countries must meet minimum volume and performance standards before they are included in the overall performance standard calculations. Samples from these sources may not be consistently collected or maintained in accordance with our requirements, which could make a sample unscreenable or lead to unacceptable variability in the assay results. While we and Pfizer have agreed to exclude third party sample collection problems from the measurement of our performance under the collaboration agreement, there may be instances where we are unable to identify a sample collection problem, or where we and Pfizer disagree as to whether or not a performance issue is attributable to such a problem. In performing under the collaboration agreement, we will need to contract with third party laboratories outside the United States. We do not have experience in negotiating and managing relationships with overseas laboratories, and may have difficulty doing so. In addition, we anticipate that certain HIV variants will be more prevalent in patient populations in some countries from which we will be receiving patient samples under the collaboration, and with which we do not have extensive prior experience. Our assay may not work effectively with these variants, or may require additional enhancements. The foregoing and other factors may make us unable to perform under our collaboration with Pfizer, which could constitute a material breach of the collaboration agreement.

Following certain uncured material breaches by us under the collaboration agreement, including our failure to achieve the performance standards, Pfizer will be entitled to establish its own facility, with our assistance, to perform the assay in support of its human clinical trials, and to perform the assay in respect of patient blood samples. For these purposes, we have granted Pfizer a license to use intellectual property rights and proprietary materials related to the assay, secured by a security interest in favor of Pfizer, in intellectual property rights and proprietary materials related to the assay. Pfizer would pay us a royalty for each such assay that it performs. If we materially default under the collaboration agreement, including failing to achieve the performance standards, and Pfizer becomes entitled to use our intellectual property and proprietary materials to establish its own facility, our business could be significantly and adversely impacted by this potential loss in service revenue from Pfizer.

Proposed new products based on the eTag technology could be delayed or precluded by regulatory, clinical or technical obstacles, thereby delaying or preventing the development, introduction and commercialization of these new products and adversely impacting our revenue and profitability.

We are developing testing products for use in connection with the treatment of cancer patients. These products will be based on the proprietary eTag technology and are expected to leverage our experience in patient testing for HIV. We expect that the development and commercialization of eTag assays for use in clinical trials by pharmaceutical and biotechnology customers could exceed one year. In addition, we expect to commercialize clinical assays for diagnostic use in patient testing, upon the successful completion of product development and automation for high throughput, validation of assays in a Clinical Laboratory Improvement Amendments, or CLIA, certified laboratory format, and attainment of clinical validation through clinical trials, which could also exceed one year, and successful leveraging of research and development planned to be expended on clinical assays for use in clinical trials by pharmaceutical and biotechnology companies. The completion of these research and development activities is subject to a number of risks and uncertainties including the extent of clinical trials required for regulatory and marketing purposes, the timing and results of clinical trials, failure to validate the technology in clinical trials and failure to achieve necessary regulatory approvals. These factors make it impossible to predict with any degree of certainty whether we will be able to complete the development of commercial products utilizing eTag technology or if we are able to do so what the cost and timing of such completion may be.

The FDA may impose medical device regulatory requirements on our tests, including possibly premarket approval requirements, which could be expensive and time-consuming and could prevent us from marketing these tests.

In the past, the FDA has not required that genotypic or phenotypic testing conducted at a clinical laboratory be subject to premarketing clearance or approval, although the FDA has stated that it believes its jurisdiction extends to tests generated in a clinical laboratory. We received a letter from the FDA in September 2001 that asserted such jurisdiction over in-house tests like ours, but which also stated the FDA was not currently requiring premarket approval for HIV monitoring tests such as ours provided that the promotional claims for such tests are limited to its analytical capabilities and do not mention the benefit of making treatment decisions on the basis of test results. The FDA letter to us also asserted that our GeneSeq ™ test had been misbranded due to the use of purchased analyte specific reagents, or ASRs, if test reports do not include a statement disclosing that the test has not been cleared or approved by the FDA. Since 2002, we have utilized in-house prepared ASRs in our products. The FDA has indicated in discussions that the focus of the letter was our genotypic tests and not our phenotypic tests, but there is no certainty its focus will remain narrow.

We have had several discussions with the FDA related to its positions set forth in the letter. We do not at this point believe the FDA will require us to take steps that materially affect our business or financial performance, but cannot guarantee this will remain the case.

As our Co-Receptor Tropism Assay has been used in phase III trials of CCR5 inhibitor drug candidates, we have at the FDA’s request filed a master file with the FDA providing information about the operation and validation of the assay. We have had several discussions with the FDA regarding this information and the use of our tests as a patient selection tool in such trials. While we believe that we will be able to provide our Co-Receptor Tropism Assay as a CLIA based service for use as a patient selection tool for CCR5 drugs once those drugs are approved by the FDA, there is no guarantee that the FDA will not seek to regulate such services.

We cannot be sure that the FDA will accept the steps we take, or that the FDA will not require us to alter our promotional claims or undertake the expensive and time-consuming process of seeking premarket approval with clinical data demonstrating the sensitivity and specificity of our currently offered tests or tests in development, including tests for oncology based on our eTag technology. If premarket approval is required, we cannot be sure that we will be able to obtain it in a timely fashion or at all; and in such event the FDA would have authority to require us to cease marketing tests until such approval is granted.

In addition, the production of the future cancer test kits may be subject to Good Manufacturing Practice Regulation, or GMP, under the auspices of the FDA. Our facilities are not GMP compliant. If the manufacture of the proposed kits is subject to GMP regulation, then we will be required to establish a GMP compliant facility, or to enter into a relationship with a third party manufacturer that operates a GMP compliant facility. We do not have experience with GMP compliance. GMP compliance, or entry into a manufacturing relationship with a third party manufacturer, would be time-consuming and expensive. We anticipate that if we are required to establish our own GMP compliant facility, or we elect to enter into a relationship with a GMP compliant third party, either process would be completed in parallel with developing the proposed testing products, could take over one year, and would require significant start-up costs and would significantly increase on-going overhead costs.

In general, we cannot predict the extent of future FDA regulation of our business. We might be subject in the future to greater regulation, or different regulations, that could have a material effect on our finances and operations. If we fail to comply with existing or additional FDA regulations, it could cause us to incur civil or criminal fines and penalties, increase our expenses, prevent us from increasing revenues, or hinder our ability to conduct our business.

With the broadening of our business from infectious disease to oncology, we are a larger and broader organization. If our management is unable to adequately manage the company, our operating results will suffer.

Currently, our total number of employees is approximately 290. Our proposed testing products using the eTag technology and our commercialization infrastructure have not yet been developed, and the two will need to be integrated as a necessary part of the development process. We do not have experience in commercializing testing products for use in the oncology field. We face challenges inherent in efficiently managing an increased number of employees and addressing new markets, including the need to implement appropriate systems, policies, benefits and compliance programs and the need to build a sales organization focused on oncologists.

Difficulties or delays in successfully managing the substantially larger and broader organization could have a material adverse effect on our business and, as a result, on the market price of our common stock.

We could lose key personnel, which could materially affect our business and require us to incur substantial costs to recruit replacements for lost personnel.

We consider William D. Young, Chairman and Chief Executive Officer, Christos J. Petropoulos, Ph.D., Vice President, Research and Development and Chief Scientific Officer, Michael Bates, M.D., Vice President, Clinical Research, and Jeannette Whitcomb, Ph.D., Vice President, Operations, to be key to the management of our business and operations.

Any of our key personnel could terminate their employment at any time and without notice. We do not maintain key person life insurance on any of our key employees. Any failure to attract and retain key personnel could have a material adverse effect on our business.

Charges to operations resulting from the possible future impairment of goodwill and intangible assets may adversely affect the market value of our common stock.

If we are unable to successfully develop products based on the eTag technology, acquired in our merger with ACLARA, our financial results, including earnings (loss) per common share, could be adversely affected. In accordance with United States generally accepted accounting principles, we have accounted for the merger as a business combination. We have allocated the total purchase price to the acquired net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of completion of the merger, and have recorded the excess of the purchase price over those fair values as goodwill. In addition, we have capitalized certain patent costs related to our infectious disease technologies and products.

To the extent the value of goodwill or intangible assets become impaired, we may be required to incur material charges relating to the impairment of those assets. The additional charges could adversely affect our financial results, including earnings (loss) per common share, which could cause the market price of our common stock to decline.

Our current products may not continue to receive market acceptance and our potential future products may not achieve market acceptance, which could limit our future revenue.

Our ability to establish our testing products, both current and potential, as the standard of care to guide and improve the treatment of viral diseases and cancer will depend on continued acceptance and use of our current testing products by physicians and clinicians and pharmaceutical companies, similar acceptance and use of our potential future products and the development and commercialization of new drugs and drug classes that require or could benefit from testing services such as ours. While certain testing products for viral diseases are established, others are still relatively new, and testing products for the treatment of cancer have not yet been developed. We cannot predict the extent to which physicians and clinicians will accept and use these testing products. They may prefer competing technologies and products. The commercial success of these testing products will require demonstrations of their advantages and potential clinical and economic value in relation to the current standard of care, as well as to competing products. Market acceptance of our products will depend on:

•	our marketing efforts and continued ability to demonstrate the utility of PhenoSense in guiding anti-viral drug therapy, for example, through the results of retrospective and prospective clinical studies;
•	our ability to demonstrate the advantages and potential economic value of our PhenoSense testing products over current treatment methods and other resistance tests;
•	the success of clinical trials of the new class of CCR5 entry inhibitor drugs for HIV in which our testing services are being used, whether those drugs get approved by the FDA and whether our tests are required after the drugs are approved;
•	our ability to demonstrate to potential customers the clinical benefits and cost effectiveness of our eTag technology, relative to competing technologies and products;
•	the extent to which opinion leaders in the scientific and medical communities publish supportive scientific papers in reputable academic journals;
•	the extent and success of our efforts to market, sell and distribute our testing products;
•	the timing and willingness of potential collaborators to commercialize our PhenoSense and eTag products and other future testing product candidates;
•	general and industry-specific economic conditions, which may affect our pharmaceutical customers’ research and development, clinical trial expenditures and the use of our PhenoSense and eTag products;
•	progress of clinical trials conducted by our pharmaceutical customers;
•	our ability to generate clinical data indicating correlation between data recognized by eTag assays and clinical responses to particular drugs;
•	changes in the cost, quality and availability of equipment, reagents and components required to manufacture or use our PhenoSense and eTag products and other future testing product candidates;
•	the development by the pharmaceutical industry of anti-viral drugs and targeted medicines for specific patient populations, the success of these targeted medicines in clinical trials and the adoption of our technological approach in these development activities; and
•	our ability to develop new products.

If the market does not continue to accept our existing testing products, such as our PhenoSense products or does not accept our future testing products such as products based on the eTag technology, our ability to generate revenue will be limited.

Our revenues will be limited or diminished if changes are made to the way that our products are reimbursed, or if government or third-party payors limit the amounts that they will reimburse for our current products, or do not authorize reimbursement for our planned products.

Government and third-party payors, including Medicare and Medicaid require that we identify the services we perform in our clinical laboratory using industry standard codes known as the Current Procedural Terminology, or CPT, codes, which are developed by the American Medical Association, or AMA. Most payors maintain a list of standard reimbursement rates for each such code, and our ability to be reimbursed for our services is therefore effectively limited by our ability to describe the services accurately using the CPT codes. From time to time, the AMA changes its instructions about how our services should be coded using the CPT codes. If these changes leave us unable to accurately describe our services or we are not coordinated with payors such that corresponding changes are made to the payors’ reimbursement schedules, we may have to renegotiate our pricing and reimbursement rates, the changes may interrupt our ability to be reimbursed, and/or the overall reimbursement rates for our services may decrease dramatically. In addition, we may spend significant time and resources to minimize the impact of these changes on reimbursement.

Government and third-party payors are attempting to contain or reduce the costs of healthcare and are challenging the prices charged for medical products and services. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of healthcare products. This could in the future limit the price that we can charge for our products or cause fluctuations in reimbursement rates for our products. This could hurt our ability to generate revenues. Significant uncertainty exists as to the reimbursement status of new medical products like the products we are currently developing and that we expect to develop, particularly if these products fail to show demonstrable value in clinical studies. If government and other third-party payors do not continue to provide adequate coverage and reimbursement for our testing products or do not authorize reimbursement for our planned products, our revenues will be reduced.

Our loan arrangement with Pfizer imposes restrictions on how we conduct our business, and if we fail to meet our obligations to Pfizer under the loan, our payment obligations may be accelerated and the collateral for the loan may be forfeited.

In May 2006, in connection with our entry into a Collaboration Agreement, we and Pfizer entered into a Note Purchase Agreement, pursuant to which we sold to Pfizer a 3% Senior Secured Convertible Note in the principal amount of $25,000,000. The Note will mature four years from its date of issuance, on May 19, 2010. We will pay interest on the note quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2006. Subject to certain limitations, we will be entitled to make interest payments using shares of our common stock. The Note is convertible into shares of our common stock at the election of Pfizer. We will be required, under the terms of the Note, to repurchase the outstanding amount of the Note at the election of Pfizer upon change of control events described in the Note, or if our common stock is no longer listed or quoted on the Nasdaq National Market or an established automated over-the-counter trading market, including, if applicable, the OTC Bulletin Board. The Note will be secured by a first priority security interest in favor of Pfizer in our assets related to our HIV testing business.

Under the terms of the Note, we are prohibited from incurring certain types of indebtedness and certain liens on our assets without Pfizer’s prior consent. We are also subject to certain other covenants as set forth in the Note, including limitations on our ability to enter into new lines of business after issuance of the Note. These limitations imposed by the Note could impair our ability to operate or expand our business.

An event of default under the Note will occur if we:

•	are delinquent in making payments of principal or interest;
•	fail, following notice, to cure a breach of a covenant under the Note, the related security agreement or the Note Purchase Agreement;
•	a representation or warranty under the Note, the related security agreement or the Note Purchase Agreement is materially inaccurate;
•	an acceleration event occurs under other specified types of our secured indebtedness outstanding from time to time; or
•	certain bankruptcy proceedings are commenced or orders granted.

If an event of default occurs, Pfizer may declare the outstanding principal balance of the Note and accrued but unpaid interest immediately due and payable, which would have a material adverse affect on our financial position. We may not have sufficient cash to satisfy this obligation. If a default occurs under the Note, and we are unable to repay Pfizer, Pfizer could seek to enforce its rights under its first priority security interest in our assets related to our HIV testing business. If this were to happen, Pfizer may receive some or all of the assets related to our HIV testing business in satisfaction of our debt, which could cause our business to fail.

Billing complexities associated with health care payors could delay our accounts receivable collection, impair our cash flow and limit our ability to reach profitability.

Billing for laboratory services is complex. Laboratories must bill various payors, such as Medicare, Medicaid, insurance companies, doctors, employer groups and patients, all of whom have different requirements. For the three months ended March 31, 2006 and 2005, approximately 18% and 25%, respectively, of our revenues were derived from tests performed for the beneficiaries of the Medicare and Medicaid programs. In addition, gross accounts receivable balances from Medicare and Medicaid represented 29% and 33% of gross accounts receivable balance at March 31, 2006 and December 31, 2005, respectively. Billing difficulties often result in a delay in collecting, or ultimately an inability to collect, the related receivable. This impairs cash flow and ultimately reduces profitability if we are required to record bad debt expense and/or contractual adjustments for these receivables. Our accounts receivable balances have increased during 2006 and 2005. We recorded bad debt expense of $237,000 and $97,000 for the three months ended March 31, 2006 and 2005, respectively.

Among many other factors complicating billing are:

•	complexity of procedures, and changes in procedures, for electronic processing of insurance claims;
•	cumbersome nature of manual processes at payors for processing claims where electronic processing is not possible;
•	pricing or reimbursement differences between our fee schedules and those of the payors;
•	changes in or questions about how products are to be identified in the requisitions;
•	disputes between payors as to which party is responsible for payment;
•	disparity in coverage among various payors; and
•	difficulties of adherence to specific compliance requirements and procedures mandated by various payors.

Ultimately, if all issues are not resolved in a timely manner, our cash flows could be impaired and our ability to reach profitability could be limited

We may encounter problems or delays in processing tests, or in expanding our automated testing systems, which could impair our ability to grow our business, generate revenue and achieve and sustain profitability.

In order to meet future projected demand for our products and fully utilize our current clinical laboratory facilities, we may have to expand the volume of patient samples that we are able to process. We will also need to incorporate the eTag assays into our laboratory processes. We will also need to continue to develop our quality-control procedures and to establish more consistency with respect to test turnaround so that results are delivered in a timely manner. Thus, we will need to continue to develop and implement additional automated systems to perform our tests. We have installed laboratory information systems over the past few years to support the automated tests, analyze the data generated by our tests and report the results. If these systems do not work effectively as we scale up our processing of patient samples, we may experience processing or quality-control problems and may experience delays or failures in our operations. These problems, delays or failures could adversely impact the promptness and accuracy of our transaction processing, which could impair our ability to grow our business, generate revenue and achieve and sustain profitability. We have experienced periods during which processing of our test results was delayed and periods during which the proportion of samples for which results could not be generated were higher than expected. While we are continuing to attempt to minimize the likelihood of any recurrence of these issues, future delays, processing problems and backlog may nevertheless occur, resulting in the loss of our customers and/or revenue and an adverse effect on our results of operations.

We face intense competition, and if our competitors’ existing products or new products are more effective than our products, the commercial opportunity for our products will be reduced or eliminated.

The commercial opportunity for our products will be reduced or eliminated if our competitors develop and market new testing products that are superior to, or are less expensive than, the testing products that we develop using our proprietary technology. The biotechnology industry evolves at a rapid pace and is highly competitive. Our competitors for our HIV testing products include manufacturers and distributors of phenotypic and genotypic drug resistance technology, such as Tibotec-Virco, a division of Johnson & Johnson, Specialty Laboratories, Applied Biosystems Group, Visible Genetics, a division of Bayer Diagnostics, and reference and academic laboratories.

We also compete with companies that are developing alternative technological approaches for patient testing in the cancer field. There are likely to be many competitive companies and many technological approaches in the emerging field of testing for likely responsiveness to the new class of targeted cancer therapies, including companies such as DakoCytomation A/S, Genzyme and Abbott Laboratories that currently commercialize testing products for guiding therapy of cancer patients. Established diagnostic product companies such as Abbott Laboratories, Roche Diagnostics and Bayer Diagnostics and established clinical laboratories such as Quest Diagnostics and Laboratory Corporation of American may also develop or commercialize services or products that are competitive with those that we anticipate developing and commercializing. In addition, there are a number of alternative technological approaches being developed by competitors. In particular, while our anticipated oncology testing products will be based on the identification of protein-based differences among patients, there is significant interest in the oncology community in gene-based approaches that may be available from other companies, which may prove to be a superior technology to ours.

Each of these competitors is attempting to establish its test as the standard of care. Our competitors may successfully develop and market other testing products that are either superior to those that we may develop or that are marketed prior to marketing of our testing products. One or more of our competitors may render our technology obsolete or uneconomical by advances in existing technological approaches or the development of different approaches. Some of these competitors have substantially greater financial resources, market presence and research and development staffs than we do. In addition, some of these competitors have significantly greater experience in developing products, and in obtaining the necessary regulatory approvals of products and processing and marketing products.

Various testing materials that we use are purchased from single qualified suppliers, which could result in our inability to secure sufficient materials to conduct our business.

We purchase some of the testing materials used in our laboratory operations from single qualified suppliers. Although these materials could be purchased from other suppliers, we would need to qualify the suppliers prior to using their materials in our commercial operations. Although we believe we have ample inventory to allow validation of another source, in the event of a material interruption of these supplies, the quantity of our inventory may not be adequate.

Any extended interruption, delay or decreased availability of the supply of these testing materials could prevent us from running our business as contemplated and result in failure to meet our customers’ demands. If significant customer relationships were harmed by our failure to meet customer demands, our revenues may decrease. We might also face significant additional expenses if we are forced to find alternate sources of supplies, or change materials we use. Such expenses could make it more difficult for us to attain profitability, offer our products at competitive prices and continue our business as currently contemplated or at all.

We may be dependent on licenses for technology we use in our testing products, and our business would suffer if these licenses were terminated or were not available.

Historically, we have licensed technology from Roche Diagnostics Corporation, Roche Applied Science Division (“Roche”), that we use in our PhenoSense and GeneSeq tests. We hold a non-exclusive license for the life of the patent term of the last licensed Roche patent. We were notified by Roche that the license had terminated in March 2005 because the last licensed patent had expired. However, Roche advised us that additional licenses may be necessary for certain other patents and has offered us a license to these patents. We are in the process of reviewing whether additional licenses are necessary or useful for our operations. We believe such licenses are available on commercially acceptable terms.

As we develop and begin to commercialize our testing products in oncology, we may encounter the need for licenses to technology owned by others in order to commercialize these products. We believe that if such licenses become necessary that they will be available on commercially acceptable terms.

The intellectual property protection for our technology and trade secrets may not be adequate, allowing third parties to use our technology or similar technologies, and thus reducing our ability to compete in the market.

The strength of our intellectual property protection is uncertain. In particular, we cannot be sure that:

•	we were the first to invent the technologies covered by our patents or pending patent applications;
•	we were the first to file patent applications for these inventions;
•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;
•	any of our pending patent applications will result in issued patents; or
•	any patents issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties.

With respect to our viral disease portfolio, we currently have approximately 190 granted, issued, allowed, and pending patent applications in the United States and in other countries, including 41 issued patents. With respect to our potential oncology products and eTag technology, we currently have approximately 166 granted, issued, allowed, and pending patent applications in the United States and in other countries, including 18 issued patents. We have 138 granted, issued, allowed, and pending patent applications in the United States and in other countries, including 74 issued or allowed patents, relating to the historic microfluidics business of ACLARA. We had licensed certain patents under the Roche license discussed above. These patents covered a broad range of technology applicable across our entire current and planned product line. We have also licensed certain technology from Third Wave Technologies for gene expression based assays for research applications.

Other companies may have patents or patent applications relating to products or processes similar to, competitive with or otherwise related to our current and planned products. Patent law relating to the scope of claims in the technology fields in which we operate, including biotechnology and information technology, is still evolving and, consequently, patent positions in these industries are generally uncertain. We will not be able to assure you that we will prevail in any lawsuits regarding the enforcement of patent rights or that, if successful, we will be awarded commercially valuable remedies. In addition, it is possible that we will not have the required resources to pursue offensive litigation or to otherwise protect our patent rights.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality agreements with our employees, consultants and their collaborative partners upon commencement of a relationship with them. However, we cannot assure you that these agreements will provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information or that adequate remedies would exist if unauthorized use or disclosure were to occur. The unintended disclosure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Further, we cannot assure you that others have not or will not independently develop substantially equivalent know-how and technology.

In addition, there is a risk that some of our confidential information could be compromised during the discovery process of any litigation. During the course of any lawsuit, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our common stock.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful defending any such litigation or cannot obtain necessary licenses, we may have to pay substantial damages and/or be prohibited from selling our products.

Our commercial success depends upon our ability to develop, manufacture, market and sell our products and use our proprietary technologies without infringing the proprietary rights of others. Companies in our industry typically receive a higher than average number of claims and threatened claims of infringement of intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we are selling and/or developing or expect to sell and/or develop products. We may be exposed to future litigation by third parties based on claims that our products, technologies or activities infringe the intellectual property rights of others. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our products or technologies may infringe. There also may be existing patents, of which we are not aware, that our products or technologies may inadvertently infringe. Further, there may be issued patents and pending patent applications in fields relevant to our business, of which we may become aware from time to time, that we believe we do not infringe or that we believe are invalid or relate to immaterial portions of our overall business. We will not be able to assure you that third parties holding any of these patents or patent applications will not assert infringement claims against us for damages or seeking to enjoin our activities. We will also not be able to assure you that, in the event of litigation, we will be able to successfully assert any belief we may have as to non-infringement, invalidity or immateriality, or that any infringement claims will be resolved in our favor. Third parties have from time to time threatened to assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights or informed us that they believe we required one or more licenses in order to perform certain of our tests. For instance, we have been informed by Bayer Diagnostics, or Bayer, that it believes we require one or more licenses to patents controlled by Bayer in order to conduct certain of our current and planned operations and activities. We, in turn, believe that Bayer may require one or more licenses to patents controlled by us. Although we believe we do not need a license from Bayer for our HIV products, we have had discussions with Bayer concerning the possibility of entering into a cross-licensing or other arrangement, and believe that if necessary, licenses from Bayer would be available to us on commercially acceptable terms. However, in the future, we may have to pay substantial damages, possibly including treble damages, for infringement if it is ultimately determined that our products infringe a third party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit will take significant time, and may be expensive and divert management attention from other business concerns.

Our business operations and the operation of our clinical laboratory facility are subject to stringent regulations and if we are unable to comply with them, we may be prohibited from accepting patient samples or may incur additional expense to attain and maintain compliance, which would have an adverse impact on our revenue and profitability.

The operation of our clinical laboratory facilities is subject to a stringent level of regulation under the Clinical Laboratory Improvement Amendments of 1988. Laboratories must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Our laboratories are also subject to regulations by the State of California and various other states. We have received accreditation by the College of American Pathologists and therefore are subject to their requirements and evaluation. Our failure to comply with applicable requirements could result in various penalties, including loss of certification or accreditation, and we may be prevented from conducting our business as we currently do or as we may wish to in the future.

If we do not comply with laws and regulations governing the confidentiality of medical information, we may lose the state licensure we need to operate our business, and may be subject to civil, criminal or other penalties. Compliance with such laws and regulations could be expensive.

The Department of Human Health and Services, or HHS, has issued final regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, designed to improve the efficiency and effectiveness of the health care system by facilitating the electronic exchange of information in certain financial and administrative transactions, while protecting the privacy and security of the information exchanged. Three principal regulations have been issued:

•	privacy regulations;
•	security regulations; and
•	standards for electronic transactions, or transaction standards.

We have implemented the HIPAA privacy regulations. In addition, we implemented measures we believe will reasonably and appropriately meet the specifications of the security regulations and the transaction standards.

These standards are complex, and subject to differences in interpretation. We will not be able to guarantee that our compliance measures will meet the specifications for any of these regulations. In addition, certain types of information, including demographic information not usually provided to us by physicians, could be required by certain payors. As a result of inconsistent application of requirements by payors, or our inability to obtain billing information, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in reimbursements and net revenues. We cannot estimate the potential impact of payors implementing (or failing to implement) the HIPAA transaction standards on our cash flows and results of operations.

In addition to the HIPAA provisions described above, there are a number of state laws regarding the confidentiality of medical information, some of which apply to clinical laboratories. These laws vary widely, and new laws in this area are pending, but they most commonly restrict the use and disclosure of medical information without patient consent. Penalties for violation of these laws include sanctions against a laboratory’s state licensure, as well as civil and/or criminal penalties. Compliance with such rules could require us to spend substantial sums, which could negatively impact our profitability.

We may be unable to build brand loyalty because our trademarks and trade names may not be protected. We may not be able to build brand loyalty around our broader business focus and new name. Our attempts to create a new corporate and brand identity may not be successful and may damage our existing brand loyalty.

Our registered or unregistered trademarks or trade names such as the names PhenoSense, PhenoSense GT, PhenoScreen, GeneSeq, and eTag may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short-term and long-term marketing strategies especially as we commercialize future enhancements to our products. In particular as we broaden the company’s commercial focus from viral diseases to oncology and other serious diseases, we are attempting to establish a corporate identity for that broader business focus and, in September 2005, we changed our name from ViroLogic, Inc. to Monogram Biosciences, Inc. We cannot assure you that we will be successful in establishing brand recognition and loyalty for our new name and our attempts to do so could damage our existing brand loyalty.

Clinicians or patients using our products or services may sue us and our insurance may not sufficiently cover all claims brought against us, which would increase our expenses.

Clinicians, patients and others may at times seek damages from us if drugs are incorrectly prescribed for a patient based on testing errors or similar claims. Although we have obtained product liability insurance coverage of up to $6 million, and expect to continue to maintain product liability insurance coverage, we will not be able to guarantee that insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. We may not be able to maintain our current coverage, or obtain new insurance coverage for our planned future testing services and products, such as planned testing service and kits for use in connection with the treatment of cancer patients, on acceptable terms with adequate coverage, or at reasonable costs. We may incur significant legal defense expenses in connection with a liability claim, even one without merit or for which we have coverage.

Decreased effectiveness of equity compensation could adversely affect our ability to attract and retain employees, and proposed changes in accounting for equity compensation could adversely affect earnings.

We have historically used stock options and other forms of equity-related incentives as a key component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of long-term vesting, encourage employees to remain with us. The Financial Accounting Standards Board has issued changes to the U.S. generally accepted accounting principles that require us to record a charge to earnings for employee stock option grants and other option plans commencing in the first quarter of 2006. Moreover, applicable stock exchange listing standards related to obtaining stockholder approval of equity compensation plans could make it more difficult or expensive for us to grant options to employees in the future, which may result in changes in our equity compensation strategy. These and other developments in the provision of equity compensation to employees could make it more difficult to attract, retain and motivate employees, and such a change in accounting rules may adversely impact our future financial condition and operating results.

We may be subject to litigation, which would be time consuming and divert our resources and the attention of our management.

ACLARA, with which we merged in December 2004, and certain of its former officers and directors, referred to together as the ACLARA defendants, are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which was filed on November 13, 2001 and is now captioned ACLARA BioSciences, Inc. Initial Public Offering Securities Litigation, also names several of the underwriters involved in ACLARA’s initial public offering, or IPO, as defendants. This class action is brought on behalf of a purported class of purchasers of ACLARA common stock from the time of ACLARA’s March 20, 2000 IPO through December 6, 2000. The central allegation in this action is that the underwriters in the ACLARA IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased ACLARA stock in the IPO and the after-market. The complaint also alleges that the ACLARA defendants violated the federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers who went public between 1998 and 2000 have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers (including ACLARA defendants) was filed by the entire group of issuer defendants in these similar actions. On February 19, 2003, the Court in this action issued its decision on the defendants’ omnibus motion to dismiss. This decision dismissed the Section 10(b) claim as to ACLARA but denied the motion to dismiss Section 11 claim as to ACLARA and virtually all of the other defendants. On June 26, 2003, the plaintiffs in the consolidated class action lawsuits announced a proposed settlement with ACLARA and the other issuer defendants. The proposed settlement, which was approved by ACLARA’s board of directors, provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to ACLARA’s insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3.9 million. We believe that ACLARA had sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. On August 31, 2005, the Court granted unconditional preliminary approval of the proposed settlement. The settlement fairness hearing was held on April 24, 2006 but a decision has not been made by the court, whether the settlement is fair, reasonable, and adequate for all class members, and whether to grant final approval of the settlement. It is possible that the Court may not give its final approval to the settlement in whole or part. If a final settlement is not reached or is not approved by the court, we believe that we have meritorious defenses and intend to vigorously defend against the suit. As a result of this belief, no liability for this suit has been recorded in the accompanying financial statements. However, we could be forced to incur significant expenses in the litigation, and in the event there is an adverse outcome, our business could be harmed.

Our operating results may fluctuate from quarter to quarter, making it likely that, in some future quarter or quarters, we will fail to meet estimates of operating results or financial performance, causing our stock price to fall.

If revenue declines in a quarter, our losses will likely increase or our earnings will likely decline because many of our expenses are relatively fixed. Though our revenues may fluctuate significantly as we continue to build the market for our products, expenses such as research and development, sales and marketing and general and administrative are not affected directly by variations in revenue. The cost of our product revenue could also fluctuate significantly due to variations in the demand for our products and the relatively fixed costs to produce them. We will not be able to accurately predict how volatile our future operating results will be because our past and present operating results, which reflect moderate sales activity, are not indicative of what we might expect in the future. As a result it will be very difficult for us to forecast our revenues accurately and it is likely that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results will be difficult to predict, period-to-period comparisons of our results of operations may not be a good indication of our future performance.

In the event that we need to raise additional capital, our stockholders could experience substantial additional dilution. If such financing is not available on commercially reasonable terms, we may have to significantly curtail our operations or sell significant assets and may be unable to continue as a going concern.

We anticipate that our capital resources, together with funds from the sale of our products, contract revenue and borrowing under equipment financing arrangements, will enable us to maintain our current research and development, marketing, production and general administrative activities related to HIV drug resistance in the United States, together with the development and initial commercialization of the eTag technology, at least for the next twelve months. The commercialization of the eTag technology is expected to include the development of a testing service and possibly test kits for use in connection with the treatment of cancer patients. However, we may need additional funding to accomplish these goals. To the extent operating and capital resources are insufficient to meet our obligations, including lease payments and future requirements, we will have to raise additional funds to continue the development, commercialization and expansion of our technologies, including the eTag technology and products based on that technology. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. However, we cannot guarantee that additional financing, in any form, will be available at all, or on terms acceptable to us. If we sell equity or convertible debt securities to raise additional funds, our existing stockholders may incur substantial dilution and any shares so issued will likely have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common and preferred stock. In the event financing is not available in the time frame required, we could be forced to reduce our operating expenses, curtail sales and marketing activities, reschedule research and development projects or delay, scale back or eliminate some or all of our activities. Further, we might be required to sell certain of our assets or obtain funds through arrangements with third parties that require us to relinquish rights to certain of our technologies or products that we would seek to develop or commercialize on our own. These actions, while necessary for the continuance of operations during a time of cash constraints and a shortage of working capital, could make it difficult or impossible to implement our long-term business plans or could affect our ability to continue as a going concern.

If a natural disaster strikes our clinical laboratory facilities and we are unable to receive and or process our customers’ samples for a substantial amount of time, we would lose revenue.

We rely on a single clinical laboratory facility to process patient samples for our tests, which are received via delivery service or mail, and have no alternative facilities. We will also use this facility for conducting other tests we develop, including eTag assays, and even if we move into different or additional facilities they will likely be in close proximity to our current clinical laboratory. Our clinical laboratories and some pieces of processing equipment are difficult to replace and could require substantial replacement lead-time. Our facilities may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance because our facilities are located in the San Francisco Bay Area, an earthquake-prone area, and we do not have insurance against earthquake loss. Our insurance coverage, if any, may not be adequate to cover total losses incurred in a natural disaster. However, even if covered by insurance, in the event our clinical laboratory facilities or equipment is affected by natural disasters, we would be unable to process patient samples and meet customer demands or sales projections. If our patient sample processing operations were curtailed or ceased, we would not be able to perform tests, which would reduce our revenues, and may cause us to lose the trust of our customers or market share.

We use hazardous chemicals and biological materials in our business, and any claims relating to any alleged improper handling, storage, use or disposal of these materials could adversely harm our business.

Our research and development and manufacturing processes involve the use of hazardous materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We will not be able to eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We do not maintain insurance coverage for damage caused by accidental release of hazardous chemicals, or exposure of individuals to hazardous chemicals off of our premises. We could be subject to damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use, or the use by third parties, of these materials, and our liability under a claim of this nature may exceed our total assets. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development or production efforts.

Concentration of ownership among some of our stockholders may prevent other stockholders from influencing significant corporate decisions.

Approximately 39% of our common stock is beneficially held by our directors, our executive officers, and greater than five percent stockholders. The most significant of these stockholders in terms of beneficial ownership are Perry Capital, Stephens Investment Management, Inc. and Deutsche Bank AG. Consequently, a small number of our stockholders may be able to substantially influence our management and affairs. If acting together, they would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change in control of Monogram Biosciences at a premium price if these stockholders oppose it.

Our stock price may be volatile, and our common stock could decline in value.

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. Our stock price has fluctuated widely during the last few years from a low of $0.72 per share in September 2002 to a high of $4.40 per share in January 2004. The following factors, in addition to other risk factors described in this section, may have a significant negative impact on the market price of our common stock:

•	period-to-period fluctuations in financial results;
•	financing activities;
•	litigation;
•	delays in product introduction, launches or enhancements, including delays in completing the development of the eTag technology and products based on that technology;
•	announcements of technological innovations or new commercial products by our competitors;
•	results from clinical studies;
•	adverse developments in the clinical trials of drugs under development by our pharmaceutical company customers;
•	developments concerning proprietary rights, including patents;
•	publicity regarding actual or potential clinical results relating to products under development by our competitors or our own products or products under development;
•	regulatory developments in the United States and foreign countries;
•	changes in payor reimbursement policies; and
•	economic and other external factors or other disaster or crisis.

A low or volatile stock price may negatively impact our ability to raise capital and to attract and maintain key employees.

If our stockholders sell substantial amounts of our common stock, the market price of our common stock may fall.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may fall. As of May 31, 2006 we had outstanding options under our employee stock options plan to purchase 19.1 million shares of our common stock, which represents approximately 14.7% of our common stock outstanding on May 31, 2006, at a weighted-average price of $2.40 per share. Sales of substantial amounts of our common stock, whether currently outstanding, or issued as the result of option exercises, might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Sales of a substantial number of shares could occur at any time. This may decrease the price of our common stock and may impair our ability to raise capital in the future.

Provisions of our charter documents and Delaware law may make it difficult for our stockholders to replace our management and may inhibit a takeover, either of which could limit the price investors might be willing to pay in the future for our common stock.

Provisions in our certificate of incorporation and bylaws may make it difficult for our stockholders to replace or remove our management, and may delay or prevent an acquisition or merger in which we are not the surviving company. In particular:

•	Our board of directors is classified into three classes, with only one of the three classes elected each year, so that it would take at least two years to replace a majority of our directors;
•	Our bylaws contain advance notice provisions that limit the business that may be brought at an annual meeting and place procedural restrictions on the ability to nominate directors; and
•	Our common stockholders are not permitted to call special meetings or act by written consent.

Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions could discourage changes of our management and acquisitions or other changes in our control and otherwise limit the price that investors might be willing to pay in the future for our common stock.

We could adopt a stockholder rights plan, commonly referred to as a “poison pill,” at any time without seeking the approval of our stockholders. Stockholder rights plans can act through a variety of mechanisms, but typically would allow our board of directors to declare a dividend distribution of preferred share purchase rights on outstanding shares of our common stock. Each such share purchase right would entitle our stockholders to buy a newly created series of preferred stock in the event that the purchase rights become exercisable. The rights would typically become exercisable if a person or group acquires over a predetermined portion of our common stock or announces a tender offer for more than a predetermined portion of our common stock. Under such a stockholder rights plan, if we were acquired in a merger or other business combination transaction which had not been approved by our board of directors, each right would entitle its holder to purchase, at the right’s then-current exercise price, a number of the acquiring company’s common shares at a price that is preferential to the holder of the right. If adopted by the our board of directors, a stockholder rights plan may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus, in our Annual Report on Form 10-K for fiscal year ended December 31, 2005 in Item 1A under “Risk Factors” as well as in Item 7A “Qualitative and Quantitative Disclosures about Market Risk”, our Quarterly Report on Form 10-Q for the period ended March 31, 2006 in Item 1A under “Risk Factors” as well as in Item 3 “Qualitative and Quantitative Disclosures about Market Risk” and the risks detailed from time to time in our future SEC reports. Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock by the selling security holders sold under this prospectus. All proceeds from the sale of the shares of common stock will be for the accounts of the selling security holders.

SELLING SECURITY HOLDERS

11,339,263 shares of our common stock offered under this prospectus by the selling security holders will be issued upon conversion of the 3% Senior Secured Convertible Note in the principal amount of $25,000,000, and the related quarterly interest payments, which we are entitled to make using shares of our common stock. The Note was issued pursuant to a Note Purchase Agreement with Pfizer Inc., dated May 5, 2006, pursuant to which we agreed to prepare and file a registration statement covering the resale of the shares of our common stock issuable under the Note.

We are also registering an additional 2,608,695 shares of outstanding common stock held by Pfizer Overseas Pharmaceuticals, a wholly-owned subsidiary of Pfizer Inc., which shares were originally issued pursuant to a Stock Purchase Agreement, dated November 14, 2002, and are being registered herein pursuant to the terms of the Note Purchase Agreement.

The following table presents information regarding the selling security holders and the shares that they may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the listed selling security holders, and reflects holdings as of June 5, 2006. The term “selling security holders” includes the security holders listed below and their permitted transferees, pledgees, donees or other successors. The table assumes that the selling security holders sell all of the securities offered under this prospectus. However, because the selling security holders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of securities that will be sold by the selling security holders or that will be held by the selling security holders after completion of the sales. Information concerning the selling security holders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

The applicable percentages of ownership of shares of common stock shown in the table below are based on an aggregate of 130,584,806 shares of our common stock outstanding on June 5, 2006. The number of securities shown in the table as beneficially owned is determined under rules promulgated by the SEC.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares of Common Stock Shares Beneficially Owned After Offering
Security Holders	Number	Percent		Number	Percent
Pfizer Inc. (1)	11,339,263	8.7%	11,339,263	—	*
Pfizer Overseas Pharmaceuticals (2)	2,608,695	2.0%	2,608,695	—	*

*	Less than one percent.
(1)	The total number of shares beneficially owned represents the number of shares of common stock that are initially issuable upon conversion of the 3% Senior Secured Convertible Note at $2.7048 per share, and the number of shares of common stock estimated to be issuable in connection with quarterly interest payments, assuming all such payments are made using shares of our common stock. The business address for Pfizer Inc. is 235 East 42nd Street, New York, New York 10017. The total number of shares beneficially owned excludes shares held by Pfizer Overseas Pharmaceuticals, a wholly-owned subsidiary of Pfizer Inc.
(2)	Pfizer Overseas Pharmaceuticals is a wholly-owned subsidiary of Pfizer Inc. The business address for Pfizer Overseas Pharmaceuticals is 235 East 42nd Street, New York, New York 10017.

PLAN OF DISTRIBUTION

The selling security holders and their successors, including their transferees, pledgees or donees or their successors (the “Selling Security Holders”), may, from time to time, sell any or all of the common stock of Monogram Biosciences, Inc. (the “Company”) offered under this prospectus (collectively, the “Securities”) on any stock exchange, market or trading facility on which the Securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Security Holders may use any one or more of the following methods when selling Securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;
•	block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the date of this prospectus;
•	a sale to one or more underwriters for resale to the public or institutional investors in one or more transactions;
•	broker-dealers may agree with a Selling Security Holders to sell a specified number of Securities at a stipulated price per security;
•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The Selling Security Holders may also sell Securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act “), if available, rather than under this prospectus.

Broker-dealers engaged by a Selling Security Holder or Selling Security Holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Security Holders (or, if any broker-dealer acts as agent for the purchaser of Securities, from the purchaser) in amounts to be negotiated.

In connection with the sale of our Securities or interests therein, the Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Securities in the course of hedging the positions they assume. The Selling Security Holders may also sell our Securities short and deliver these securities to close out their short positions, or loan or pledge the Securities to broker-dealers that in turn may sell these Securities. The Selling Security Holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Securities offered by this prospectus, which Securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Security Holders and any broker-dealers or agents that are involved in selling the Securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. If required pursuant to the Securities Act, we will amend this prospectus or file a supplemental prospectus that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling security holders and any other required information. Each of the Selling Security Holders named in the table above has informed the Company that as of the date of this prospectus it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Securities. The Company has agreed to indemnify the Selling Security Holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Also, under agreements which may be entered into by the selling security holders, the Company and underwriters, underwriters who participate in the distribution of shares may be entitled to be indemnified against certain liabilities, including liabilities under the Securities Act.

Underwriters or purchasers who are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Any underwriter or purchaser deemed and underwriter may be a customer of, engage in transactions with and perform services for the Company in the ordinary course of business.

LEGAL MATTERS

Cooley Godward LLP, 4401 Eastgate Mall, San Diego, California 92121 will pass upon the validity of the common stock being offered by this prospectus.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and schedule of Monogram Biosciences, Inc. for the two years ended December 31, 2004, appearing in our Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements or other information filed by us at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including Monogram. The address of the Securities and Exchange Commission website is http://www.sec.gov.

Important Information Incorporated By Reference

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The documents incorporated by reference into this prospectus contain important information that you should read about us.

The following documents are incorporated by reference into this document:

•	Our Form 10-K Annual Report for the fiscal year ended December 31, 2005 and filed on March 16, 2006 (File No. 000-30369);

•	Our Form 10-K/A Amendment No. 1 to the Annual Report for the fiscal year ended December 31, 2005 and filed on May 1, 2006 (File No. 000-30369);

•	Our Form 10-Q Quarterly Report for the quarter ended March 31, 2006 and filed on May 10, 2006 (File No. 000-30369);

•	Our Current Reports on Form 8-K (File No. 000-30369), filed on May 8, 2006, (other than the portion of such report filed under Item 2.02 and the exhibit on such report related to Item 2.02), June 8, 2006 and June 12, 2006; and

•	The description of our common stock set forth in the Registration Statement on Form 8-A filed with the SEC on April 17, 2000 (File No. 000-30369), including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference into this prospectus all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) after the date of the initial registration statement and prior to effectiveness of the registration statement, and all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Documents incorporated by reference are available from us, without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:

Monogram Biosciences, Inc.

345 Oyster Point Blvd.

South San Francisco, California 94080

(650) 635-1100

Attn: Investor Relations

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.